UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

On July 12, 2023, the Company held its Annual Meeting of Stockholders (the “Meeting”). Holders of the shares of the Company’s common stock were entitled to one vote per share held as of the close of business on June 09, 2023 (the “Record Date”). Holders of the Company’s shares voted on all matters considered and voted upon at the Meeting (including the election of directors), each of which were described in the Company’s Proxy Statement filed with the Securities and Exchange Commission on June 26, 2023.

The number of votes cast for and against, and abstentions, with respect to each matter voted upon at the Meeting are set forth below. Voting results are, when applicable, reported by rounding fractional share voting down to the nearest round number.

Proposal 1 – To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2021, together with the Auditor’s Report

For	Against	Abstain	Total Shares Voted
14,604,509	406,707	81,445	15,011,216
(97.29%)	(2.71%)

Based on the foregoing votes, Proposal 1 was approved.

Proposal 2 – To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2022.

For	Against	Abstain	Total Shares Voted
13,734,433	1,263,113	95,115	14,997,546
(91.58%)	(8.42%)

Based on the foregoing votes, Proposal 2 was approved.

Proposal 3 – To re-elect Roger James Hamilton (Class I Director), who is retiring in accordance with Regulation 89 of the Company’s Constitution

For	Against	Abstain	Total Shares Voted
14,506,807	538,514	47,340	15,045,321
(96.42%)	(3.58%)

Based on the foregoing votes, Roger James Hamilton was re-elected and Proposal 3 was approved.

Proposal 4 – To re-elect Gong Ling Jun Anna (Class I Director), who is retiring in accordance with Regulation 89 of the Company’s Constitution

For	Against	Abstain	Total Shares Voted
14,486,698	526,958	79,005	15,013,656
(96.49%)	(3.51%)

Based on the foregoing votes, Gong Ling Jun Anna was re-elected and Proposal 4 was approved.

Proposal 5 – To re-elect Lim Kah Wui (Class I Director), who is retiring in accordance with Regulation 89 of the Company’s Constitution

For	Against	Abstain	Total Shares Voted
14,483,138	527,947	81,576	15,011,085
(96.48%)	(3.52%)

Based on the foregoing votes, Lim Kah Wui was re-elected and Proposal 5 was approved.

Proposal 6 – To re-appoint Mazars LLP as the Auditor for the ensuing year and to authorize the Directors to fix their remuneration

For	Against	Abstain	Total Shares Voted
14,434,091	562,980	95,590	14,997,071
(96.25%)	(3.75%)

Based on the foregoing votes, Proposal 6 was approved.

Proposal 7 – The authority to issue shares

For	Against	Abstain	Total Shares Voted
13,154,433	1,903,192	35,036	15,057,625
(87.36%)	(12.64%)

Based on the foregoing votes, Proposal 7 was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 14, 2023
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)